## Entrepreneur

Name: John Crockett
UUID: 08891996
Background: John is the Co-Founder of Blockchain Consultants and Blockinetics, CTO for Swift Harvest, one of the first companies in the Agriculture Industry to employ DLT technology in its day to day workflow.  John is also one of the first candidates to be Certified by the EC-Council as a Certified Blockchain Professional.  John has a Bachelor degree in University Studies (BUS), with minors in Physics, Astronomy, and Mathematics.
Location: Arizona

## Social Connections

Facebook:
Twitter: http://www.twitter.com/johncrocke
LinkedIn: http://www.linkedin.com/john-crockett-cbp

## Pitch Story

Title of your pitch: Blockinetics - Blockchain Solution Development
Short introduction of your pitch: Bringing consensus-based decision-making, and decentralized business-models to the typically closed and secretive world of global business
Your pitch story: Blockchain technology will bring radical transparency, consensus-based decision-making, and decentralized business-models to the typically closed and secretive world of global business.   No more, will any of us wonder if our election systems have been tampered with; no more will we want for access to our medical records as we traverse from one medical provider to another; no more will we be required to dress a certain way or to show up for work at a designated location and time.   No one will need to call the local bookstore to see if they have a particular book on the shelf. Never again will we need to "own" a car, we will simply approach a car and if the doors unlock for us, it will mean we are authorized to drive it away.   There are a very small number of companies (if any) with the expertise we have. Our management team has been involved in cryptocurrency mining and studying blockchain technologies since 2009.   The opportunity

to expand and thereby remain the market leader in the blockchain development space has never been better.

Which category does your pitch belong to: New Technology

## Target Market

Target market: There are literally hundreds of thousands of companies that will make the transition to blockchain technologies, in one form or another, over the next ten to fifteen years. There will be a wave of early adopters over the next three years.   Large organizations will fall into two camps: those that implement some cosmetic change that they will use in marketing campaigns to "seem" as if they are on the leading edge and those that actually retool their workflows to take full advantage of blockchain technology. The latter will be a VERY small subset.   Medium-size organizations will also fall into two camps. However, the smaller more agile of them will look for the proper expertise (companies such as Blockinetics) to do a thorough makeover of their business models and workflows. Those companies are our target market. We estimate the size of this market to be in the range of $3-5 billion ($US) each year, over the next three years.
  Maybe the most important aspect of a market analysis in the blockchain space is the startups that become possible, specifically because of blockchain technology. In other words, the use cases and business models that simply were not possible without this new, enabling technology. The management of Blockinetics have developed substantial relationships with entrepreneurs in this startup space. We have also developed a perception of our expertise within this space which is second to none. We expect to draw at least twelve projects (~$240K each) directly from this pool over the next twelve to eighteen months; and the more successful projects we put into production, the easier it will be to draw more.   Over the next five years, we hope to capture 1% of what we believe to be a $3B marketplace ($30M).

## Production plan

Production location: United States
Production plan: Blockinetics' team (management and programmers) have a unique track record in the development of blockchain enabled workflows and the applications that support them.     We don't simply write code to a customer's specification.  In fact, we turn down that kind of "pure coding" work.  We function as advising consultants,

partnering with our clients to create new business models to take them into the 21st century.    We listen, intently, to our customers' ideas and pain-points and work with them to design one-of-a-kind business processes based on their vision of creating greater visibility, transparency, and auditability in industries currently plagued by a lack of those elements.    In short, we create a roadmap for implementing the benefits of blockchain technology in their organization, putting them light-years ahead of their competition.  We model two distinct approaches to project management:  1)  The MVP (minimum viable product) - In this model we gather a minimum amount of information to get our clients' ideas into production as quickly as possible; and 2) The  traditional design/code/test model - In this model we complete a thorough design phase with user interface mock-ups and data modeling before we begin coding, and conduct a thorough testing phase subsequent to coding.  Our expertise in blockchain, coupled with our principals' broad business experience across multiple industries, makes us the premiere blockchain implementation partner for any business.

## Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: Recession The primary risk is a general downturn in the market that could lead to reduced spending on implementation of new technologies. Historically, R&D and the implementation of new technology in an existing business model, is the first sector to suffer during an economic slowdown or recession.  Over-expansion In our haste to help as many customers as possible, we could become overextended, miss deadlines, and stretch cash-flow beyond the breaking point. Making this mistake could lead to damage to our reputation which could lead to reduced customer acquisition.  Changing technology Blockchain (sometimes called Distributed Ledger Technology) could experience an upheaval caused by a shift in the technology itself. Maintaining expertise in a rapidly developing new technology is difficult. It is possible that a better mousetrap could be introduced into the market and Blockinetics management could fail to "turn the ship" fast enough.  Adoption rate of blockchain technology could be slower than expected Customers may not see the benefits as clearly as we do and therefore could adopt at a slower rate than we've projected.  Litigation There are questions of legal liability within the context of blockchain technology development that are, as yet, unanswered. We expect the courts to find parallels to traditional liability application, but we could be wrong.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes

Third party transactions description: Co-founders Michael Noel and John Crockett each personally invested $181,477.50 in the business for a total founders equity ownership of $362,955.

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

## Give People Faith

Bidders should support your pitch because: The world is about to change - radically.  We hope to influence the change for the better.  Come, help us do that!

## Spending Plan

Number of current employees including yourself: 6

Percentage of your raise will pay salaries: 49%

Spending plan: Use of Funds (Round 1 Capital Raise)

 Payroll/Benefits    CEO/COO                  $ 2,400   Sales Manager
    18,000  Project Manager            24,000      HR/Recruiting       Indeed, ZipRecruiter, etc.   9,400  Offering Expenses                8,100      Travel Expense     Tradeshows/Conferences  4,000  Local meetings   1,000     Other Operating Expenses    Hosting Expenses              4,000  Professional Services 7,000  Software License Exp       5,100  Trademark  filings  1,000  Marketing            6,000                       ---------
$ 90,000

Spending plan of extra investment: Additional funds over our goal of $90,000 (after the additional approx 9% offering expenses), will be spent, primarily, to increase sales and marketing efforts such as travel, conferences, and social media marketing, each in approximately equal proportion.

## Return Details

Return type: ownership

Raising target: $90,000

Raising cap: $105,000

Percentage ownership you plan to offer: 9.0%

When do you plan to sell or IPO your business: 2022

Existing share: Yes

Share percent: 10%

When can bidders expect the return: March, 2021

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

## Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Blockinetics, Inc

Legal status of your company/business: CORPORATION

Where is your company registered: Arizona

Company form date: 04-01-2019

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: blockinetics.io

## Company address

Street: 2114 N Main Street

City: Flagstaff

State: Arizona

ZIP code: 86004

## Financial status

Average sales price: $230,000

Average cost per unit: $190,000

Yearly sales at the end of last year: $0

1st year target sales after raised date: $744,000

Existing investment from the founders: $362,955

Existing investment from other investors: $0

## Owners, Officers, Directors

Name: John Crockett

Title: Co-founder and Chief Operating Officer

Grant Date: 04-01-2019

Has ownership: Yes

Ownership: 50%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/john-crockett-cbp/

Name: Michael Noel

Title: Co-founder and Chief Executive Officer

Grant Date: 04-01-2019

Has ownership: Yes

Ownership: 50%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/michaelnoel/

Do you have different kinds of existing stock for the business: Yes

The outstanding stock and the differences: 1,000,000 shares of common stock are currently authorized and distributed (Par value at time of distribution: $0.0001 each. Current par value: ~$0.362955 each).  500,000 shares were distributed to John Crockett and 500,000 shares to Michael Noel on April 1, 2019.  1,000,000 shares of preferred (non-voting) stock are also authorized.  No shares of preferred stock have been distributed as of June 10, 2019.  These shares will be distributed in future fund-raising rounds and/or at the time of any triggering event.  The future distribution of additional shares will have the effect of diluting the ownership percentage of the then-current owners of stock.

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: Blockinetics, Inc. is a brand new company.  Our goals are to operate the business profitably from day one, without debt - essentially, to live within our means.  We do not have, nor do we contemplate any additional debt-related sources of funds.  Operating within this framework demands that deal-flow and/or outside investment are the keys to our growth.  Given the size of the market we will sell into, and the rate of growth of that market we believe our goals are quite modest and achievable.  Michael and John are both lifelong entrepreneurs.  We are well versed in what it takes to create and grow a business.

Has financial statements: Yes

Last Edited: 2019-06-12 19:04:55

Desired launch period: immediately

CCC code: 9@kpcpdt

CIK code: 0001773802

# Links

Company Website: blockinetics.io